UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GROW SOLUTIONS HOLDINGS, INC.

(Name of Issuer)

Series A Preferred Stock, Par Value $0.001

(Title of Class of Securities)

(CUSIP Number)

TCA Global Credit Master Fund, LP

P.O. Box 1043, 69 Dr. Roy’s Drive, George Town

Grand Cayman KY1-1102, Cayman Islands

(345) 914-4857

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TCA Global Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,099,349 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,099,349 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 66,099,349 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1)

TCA Global Credit Master Fund L.P. (“TCA Fund”) is a Cayman Islands Limited Partnership. As previously disclosed, effective December 7, 2015, the Company closed a Senior Secured Credit Facility Agreement (the “Credit Agreement”) by and among the Company, as borrower, Grow Solutions, Inc., a Delaware corporation and One Love Garden Supply, a Colorado limited liability company, as joint and several guarantors (such guarantors, collectively, the “Subsidiaries”) and TCA Fund as lender.

On October 13, 2017, TCA Fund provided notice to the Company and the Subsidiaries of an Event of Default (as defined in the Credit Agreement) which occurred and remained continuing and uncured for non-payment. Accordingly, on or about November 1, 2017 (the “Effective Date”), TCA Fund demanded the Escrow Agent (as defined in the Credit Agreement) under the Pledge Agreement to deliver to TCA Fund the Pledged Securities (as defined in the Pledge Agreement), along with all applicable Transfer Documents (as defined in the Pledge Agreement), and TCA Fund became the registered owner of the Pledged Securities in accordance with the terms of the Pledge Agreement.

Additionally, in connection with the actions taken by TCA Fund under the Pledge Agreement, on the Effective Date, Grow Solutions Holdings, LLC, a Colorado limited liability company (the “LLC”), and TCA Share Holdings LLC, a Nevada limited liability company controlled by TCA Fund (“TCA Share Holdings”), entered into an Assignment Agreement whereby the LLC, as assignor, irrevocably transferred and assigned to TCA Share Holdings, as assignee, all of the LLC’s right, title and interest in and to all of the 51 shares of Series A Preferred Stock, $0.001 par value per share of the Company (the “Series A Preferred”) held by the LLC, and TCA Share Holdings assumed all of the LLC’s right, title and interest in and to the Series A Preferred in accordance with the terms of the Assignment Agreement. TCA Share Holdings is controlled by TCA Fund.

Among other provisions, each one (1) share of the Series A Preferred shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding shares of common stock of the Company eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. For purposes of illustration only, if the total issued and outstanding shares of common stock of the Company eligible to vote at the time of the respective vote is 5,000,000, the voting rights of one share of the Preferred Voting Stock shall be equal to 102,036 (0.019607 x 5,000,000) / 0.49) – (0.019607 x 5,000,000) = 102,036). The investment manager of TCA Fund, TCA Fund Management Group (“TCA Management”), through its appointment by the General Partner of TCA Fund, holds sole voting and dispositive power over the Series A Preferred. Bob Press is the Chief Executive Officer of TCA Management.

(2)	As of the date hereof, the Company has 129,609,298 total aggregate votes of capital stock outstanding. TCA Fund controls fifty-one (51) shares of Series A Preferred of the Company whereby each one (1) share has voting power of 1,296,066 votes for total aggregate voting power of 66,099,349 or 51% of the total outstanding voting power of the Company.

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Item 1 Security and Issuer.

The statement relates to 51 shares of the Company’s Series A Preferred. The principal executive office of the Company is located at 12410 SE 282nd Avenue, Unit C, Boring, Oregon 97009.

Item 2 Identity and Background

The Statement is being filed by TCA Global Credit Master Fund L.P. a Cayman Islands limited partnership (“TCA Fund”).

TCA Fund’s address is as follows:

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

TCA Fund is a short duration, absolute return fund specializing in senior secured lending and advisory services to small, publicly listed companies predominately in the U.S., Canada, Western Europe and Australia.

During the last five years neither TCA Fund  nor any of its representatives has  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

TCA Fund acquired the reported shares of Series A Preferred of the Company as follows:

TCA Global Credit Master Fund L.P. (“TCA Fund”) is a Cayman Islands Limited Partnership. As previously disclosed, effective December 7, 2015, the Company closed a Senior Secured Credit Facility Agreement (the “Credit Agreement”) by and among the Company, as borrower, Grow Solutions, Inc., a Delaware corporation and One Love Garden Supply, a Colorado limited liability company, as joint and several guarantors (such guarantors, collectively, the “Subsidiaries”) and TCA Fund as lender.

On October 13, 2017, TCA Fund provided notice to the Company and the Subsidiaries of an Event of Default (as defined in the Credit Agreement) which occurred and remained continuing and uncured for non-payment. Accordingly, on or about November 1, 2017 (the “Effective Date”), TCA Fund demanded the Escrow Agent (as defined in the Credit Agreement) under the Pledge Agreement to deliver to TCA Fund the Pledged Securities (as defined in the Pledge Agreement), along with all applicable Transfer Documents (as defined in the Pledge Agreement), and TCA Fund became the registered owner of the Pledged Securities in accordance with the terms of the Pledge Agreement.

Additionally, in connection with the actions taken by TCA Fund under the Pledge Agreement, on the Effective Date, Grow Solutions Holdings, LLC, a Colorado limited liability company (the “LLC”), and TCA Share Holdings LLC, a Nevada limited liability company controlled by TCA Fund (“TCA Share Holdings”), entered into an Assignment Agreement whereby the LLC, as assignor, irrevocably transferred and assigned to TCA Share Holdings, as assignee, all of the LLC’s right, title and interest in and to all of the 51 shares of Series A Preferred Stock, $0.001 par value per share of the Company (the “Series A Preferred”) held by the LLC, and TCA Share Holdings assumed all of the LLC’s right, title and interest in and to the Series A Preferred in accordance with the terms of the Assignment Agreement. TCA Share Holdings is controlled by TCA Fund.

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Item 4 Purpose of Transaction.

The purpose of the acquisition of the securities of the Company by TCA Fund is the repayment of certain loans made by TCA Fund to the Company under the terms and conditions of the Credit Agreement and related Transaction Documents (as defined in the Credit Agreement).

As of the date hereof, TCA Fund does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, TCA Fund controls 51 shares of Series A Preferred of the Company and such amount represents 100% of the total issued and outstanding shares of the Company’s Series A Preferred. As of the date hereof, the Series A Preferred represents a majority of the voting equity of the Company.

(b) The Investment Manager of TCA Fund, TCA Management, holds sole voting and dispositive power over the Shares. Bob Press is the Chief Executive Officer of TCA Management.

(c) Other than disclosed below, there were no transactions by TCA Fund in the Company’s capital stock during the last 60 days:

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Company owned by TCA Fund.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of TCA Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Press and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TCA GLOBAL CREDIT MASTER FUND LP

Date: March 23, 2018

/s/ Bob Press
Name: Bob Press
Title: Chief Executive Officer

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